Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

Telephone: (281) 298-4246

July 31, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

Re:Earthstone Energy, Inc.

Registration Statement on Form S-3

Filed May 26, 2017

File No. 333-218277

Form 10-K for the Fiscal Year ended December 31, 2016

Filed March 15, 2017

Form 8-K/A

Filed June 2, 2017

File No. 001-35049

Dear Assistant Director Schwall:

Set forth below are responses of Earthstone Energy, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 22, 2017 with respect to the filings referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Registration Statement on Form S-3

Comment 1.

Please note that the staff’s comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K, as applicable.

Response: The Company understands that the Staff’s comments must be resolved before the Registration Statement on Form S-3 (File No. 333-218277) will become effective and that it will be amended, as appropriate, to reflect such comments.

Comment 2.

Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Disclosure states that Bold Energy is an affiliate of Encap Investments L.P. It is the staff’s view that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response: The Company advises the Staff that, based on information provided by each of the selling stockholders included in the filing, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Comment 3.

Please provide us your analysis as to whether the stockholder class action and derivative complaint, filed on June 7, 2017 in the Delaware Court of Chancery, represents a material development that should be addressed in your prospectus, per Item 11 of Form S-3. We note that this matter is related to the business combination with Bold Energy.

Response: The Company will provide disclosure in accordance with Item 103 of Regulation S-K regarding the above referenced lawsuit that will be included in the Registration Statement, either directly or incorporated by reference therein.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 28

Proved Undeveloped Reserves, page 29

Comment 4.

The disclosure relating to changes in your proved undeveloped reserves indicates that revisions of previous estimates during 2016 reflect the reduction in commodity prices from 2015 to 2016 and certain PUDs that were reclassified to unproved categories due to development plan changes. Please address the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, that contributed to a material change in proved undeveloped reserves. For example, for revisions in previous estimates, identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Response: In the aforementioned 10-K, immediately following the disclosure in paragraph one of “Proved Undeveloped Reserves” on page 29, is a table with explanatory notes that detail the changes in the Company’s estimated proved undeveloped reserves for the year ended December 31, 2016 (in MBOE), in accordance with Item 1203(b) of Regulation S-K, and as such, the Company believes the disclosure regarding changes in proved undeveloped reserves is materially accurate and any additional disclosure would not be meaningful to the reader. The table and the explanatory disclosure are as follows:

“Proved undeveloped reserves at December 31, 2015	3,961
Conversions to developed	(169)
Extensions and discoveries	293
Purchases	873
Revisions	(2,268)
Proved undeveloped reserves at December 31, 2016	2,690

Conversions. In 2016, all 169 MBOE of the reserve conversions occurred in the Company’s non-operated Bakken/Three Forks program in North Dakota.

Extensions and discoveries. During 2016, the Company added 293 MBOE of PUDs through extensions and discoveries, primarily as a result of successful drilling in its operated Eagle Ford properties in Fayette and Gonzales Counties, Texas and its non-operated Bakken/Three Forks program in North Dakota.

Purchases. During 2016, all of the Company’s purchases of PUD reserves were as a result of its acquisition of Lynden Energy Corp., which included interests in non-operated Midland Basin properties in Glasscock, Howard, Martin and Midland Counties, Texas.

Revisions. In 2016, the downward revisions of 2,268 MBOE to PUD reserves occurred primarily as a result of decreased oil and natural gas prices, which decreased the number of economic PUD locations and the corresponding reserves.”

In addition, under “Revisions”, the Company indicated that the decrease was primarily a result of decreased oil and natural gas prices. Reflective of the disclosure, approximately 93% of the downward revision was related to decreased oil and natural gas prices, and the remainder of the revisions are not significant. In future filings if the other factors are material the Company will quantify the changes.

Comment 5.

Please expand the disclosure relating to your proved undeveloped reserves to discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves. As part of your expanded disclosure quantify the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Response: Proved undeveloped conversions to developed represented only a 4.3% revision to those reserves. Thus, the Company believes that additional disclosure would not be beneficial to a reader. During the first half of 2016, given the low commodity price environment and the Company’s significant focus on its acquisition of Lynden Energy Corp. that was completed on May 19, 2016, and with the Company’s focus on its transaction with Bold Energy III LLC (“Bold”) in the latter part of 2016, the Company’s development capital incurred for proved undeveloped conversions to developed properties was only $4.5 million, or only 0.7% of its historical cost incurred to-date on its oil and natural gas properties. Further, as it relates to conversion of the Company’s proved undeveloped reserves, the Company believes that it did not incur any material expenditures during the year ended December 31, 2016.

Comment 6.

We note your disclosure stating “we plan to drill all of our individual PUD drilling locations within the next five years.” However, disclosures made pursuant to Item 1203(d) of Regulation S-K should clarify the circumstances under which reserves have remained undeveloped for five years or more since initial disclosure, based on the definitions in Rule 4-10(a)(31)(ii) of Regulation S-X. Tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2016 will not be developed within five years since your initial disclosure of the reserves and describe the circumstances that you believe justify a time period longer than five years to convert the proved undeveloped reserves to proved developed reserves. Please include in your analysis any wells which have been drilled but remain uncompleted where the related undeveloped reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

Response: The Company did not acquire any proved undeveloped reserves until December 2014. Thus, the oldest proved undeveloped reserves as of December 2016 were two years old. Accordingly, the Company believes that disclosures otherwise indicated under Item 1203(d) of Regulation S-K are not applicable. The Company believes all of its proved undeveloped reserves as of December 31, 2016 will be developed within five years of being added to the proved undeveloped reserve inventory.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Obligations and Commitments, page 50

Comment 7.	We note your reference to “a non-cancelable fixed cost agreement of $1.6 million per year through 2021 to reserve pipeline capacity for gathering and processing related to certain

Eagle Ford assets in south Texas through 2021.” Your disclosure suggests that the contracted transportation capacity reservation costs are incurred in order to deliver your production to market and are therefore necessary to the future production and development of the underlying proved reserves. If this is not correct, please clarify the nature of the arrangement. Otherwise, please confirm that these costs have been included in the reserves report as part of determining the economic producibility and future cash flows related to your proved reserves as of December 31, 2016; specify the amounts included or if such costs are not included, submit an analysis of the impact of including such costs in these calculations on the net reserves and undiscounted future net cash flows estimated as of December 31, 2016.

Response: The Company confirms that it included the entire $1.6 million related to the aforementioned non-cancelable fixed cost pipeline capacity contract in the 2016 year-end reserve report, captured entirely within proved developed producing cash flows.

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page S-1

Oil and Natural Gas Reserves, page S-2

Comment 8.

Please expand your disclosure of the changes in total proved reserves to include an explanation for the revisions of previous estimates for the period ending December 31, 2015; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. For example, indicate the extent to which the change is attributable to commodity prices, well performance, uneconomic proved undeveloped locations, or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response: The Company’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2016 provided that the revisions for 2016 were primarily the result of decreased oil and natural gas prices.  The Company’s disclosure beginning on page S-1 of its Annual Report on Form 10-K for the year ended December 31, 2015 included the following disclosure:

“Total proved reserves decreased by 9.6 MMBoe during 2015 which is comprised of 1.2 MMBoe in proved developed reserves and 8.4 MMBoe in proved undeveloped reserves. Due to successful drilling in its Eagle Ford and Bakken properties, the Company converted 1.7 MMBoe from proved undeveloped reserves to proved developed. Purchases of minerals in place added an additional 0.1 MMBoe to proved developed reserves. These additions were offset by sales of minerals in place of 1.4 MMBoe and production of 1.4 MMBoe.  The Company also had downward revision of 0.2 MMBoe to proved developed reserves during the year ended December 31, 2015.

At December 31, 2015, the Company’s estimated proved undeveloped reserves (PUDs) were 4.0 MMBoe, a 8.4 MMBoe net decrease over the previous year’s estimate of 12.4 MMBoe. The following details the changes in PUD reserves for 2015 (in MBoe):

Beginning proved undeveloped reserves at December 31, 2014	12,392
Undeveloped reserves transfer to developed	(1,700)
Revisions	(9,340)
Purchases	1,924
Extensions and discoveries	685
Ending proved undeveloped reserves at December 31, 2015	3,961

The change to the PUD reserves was a result of the significant decline in oil and natural gas prices from December 31, 2014 to December 31, 2015.  Oil prices declined from $94.99 per barrel to $50.28 per barrel while natural gas prices decreased from $4.309 per MMBtu to $2.59 per MMBtu.

Extensions and Discoveries during the year ended December 31, 2015 were from the Company’s operated Eagle Ford and non-operated Bakken properties.

All of the Company’s purchases of minerals in place reserves during the year ended December 31, 2015, occurred in the Eagle Ford property in Gonzales County, Texas.

Based on the Company’s year-end 2015 reserve report, the Company expects to drill all of its PUD locations within five years.”

Regarding the Company’s disclosure indicating “the change to the PUD reserves was a result of the significant decline in oil and natural gas prices from December 31, 2014 to December 31, 2015,” please be advised that approximately 93% of the downward revision was related to decreased oil and natural gas prices, as calculated by the Company’s internal reservoir engineer. Therefore, the Company believes the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2015 was materially accurate and any additional disclosure would not be meaningful to a reader. In future filings beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, the Company will include disclosure of the changes in total proved reserves to include an explanation for the material revisions of previous estimates for the prior periods covered in the disclosure.

Exhibit 99.1

Comment 9.

The reserves report does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points:

•

The reserves report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. This information should be included in the report pursuant to Item 1202(a)(8)(i) of Regulation S-K.

•

The reserves report should specify the average realized prices utilized, by product type, after adjustments for location and quality differentials, such as transportation, quality, and gravity, in addition to the corresponding initial benchmark prices for the reserves included in the report. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

Response: The Company has filed an amendment to its Annual Report on Form 10-K/A for the year ended December 31, 2016 with a revised Exhibit 99.1 that includes the information required pursuant to Item 1202(a)(8)(i) and Item 1202(a)(8)(v) of Regulation S-K.

Comment 10.

The reserves report appears to indicate the proved developed shut-in reserves disclosed at December 31, 2016 include reserves with negative undiscounted cash flows, e.g. “net operating income (BFIT).” Please tell us how you considered the requirements in the definitions of economically producible, proved reserves, and reserves in Rule 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X in classifying the these reserves as proved reserves.

Response: The reserves with negative undiscounted cash flows have an approximate value of $190,000, which the Company believes to be immaterial. The Company will exclude reserves with negative undiscounted cash flows as proved reserves in future filings with the Commission.

Comment 11.

Disclosure on page five of the reserve report states “the cost of plugging and the salvage value of equipment at abandonment have not been included and, as suggested by your office, are expected to be immaterial.” Please note guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004 states “we believe that the requirement to disclose “net cash flows” [pursuant to FASB ASC 932-235-50-30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation.” The guidance further states

“exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure.”

Please tell us the dollar amounts relating to your estimated abandonment costs and separately your estimate of the salvage value. Your estimate should include the abandonment costs related to both the proved developed and the proved undeveloped reserves included in the reserves report as well as costs related to the abandonment of the related equipment, facilities and gathering lines.

Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response: The Company estimates that it’s plugging and abandonment (“P&A”) costs of producing wells, certain non-producing wells and proved undeveloped locations, facilities, equipment and necessary pipelines, as of its 2016 year-end reserve report, was approximately $4.6 million on a discounted basis. The Company estimates that the salvage value, as of the Company’s 2016 year-end reserve report, was approximately $2.5 million on a discounted basis.

Based on the Company’s year-end 2016 reserve report and its estimate for P&A, net of salvage value, the net discounted cost is believed to be immaterial to the Company. On a discounted basis, the Company estimates that P&A less salvage, as of the Company’s 2016 year-end reserve report, was approximately 2% of the discounted PV10 of the reserve value or approximately $2.1 million on a discounted basis.

Form 8-K/A Filed June 2, 2017

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Statements for Earthstone Energy, Inc.

Comment 12.

Please expand your disclosure to include pro forma information pertaining to oil and gas reserves and the standardized measure of future net cash flows, based on the information ordinarily required by FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50-36. You may refer to SAB Topic 2: D, IRQ 4, paragraph (5), if you require further clarification or guidance.

Response: The Company has filed an amendment to its Current Report on Form 8-K/A with a revised Exhibit 99.1, that includes (i) the pro forma reserve data based on information ordinarily required by FASB ASC 932-235-50-3 through 932-235-50-11B as of and for the fiscal year ended December 31 2016; and (ii) the standardized measure data ordinarily required by FASB ASC 932-235-50-29 through 932-235-50-36 also as of and for the year ended December 31, 2016.

Exhibit 99.2

Bold Energy III LLC Consolidated Financial Report

Comment 13.

We note that Bold Energy III LLC has incurred abandonment charges of $11.4 million during the year ended December 31, 2016. Please disclose which property was abandoned and clarify if there are any remaining obligations associated with the abandoned property. In addition, tell us of any plans to perform remediation or retirement activities associated with the abandoned property.

Response: The referenced abandonment expense primarily consisted of (i) approximately $5.7 million (net of prior accumulated DD&A and associated asset retirement obligation) attributable to a producing well in Midland County, Texas that, due to a mechanical failure, had to be plugged and abandoned; (ii) approximately $2.1 million attributable to another well in Midland County, Texas that was drilled but could not be completed due to casing and cementing issues and was subsequently plugged and abandoned; and (iii) approximately $3.3 million attributable to the expiration of non-core acreage, mostly in southwest Reagan County.  There are no remaining costs relating to the producing well in Midland County.  The only remaining costs associated with the drilled but not completed well in Midland County were approximately $187,000 related to pit remediation, which were incurred and paid during the first quarter of 2017. The Company does not expect that there will be any future remediation or retirement costs associated with the aforementioned wells and acreage.

Comment 14.

We note that the Bold Energy III LLC accounts receivable balance related to oil and gas sales exhibits an increasing trend, on an absolute basis and relative to revenues. Please tell us the accounting policy for determining past due or delinquency status and provide us with an aging report of receivables as of March 31, 2017.

Response: There are no delinquent accounts receivable included in the balance sheet of Bold at either December 31, 2016 or March 31, 2017. Additionally, there are no material accounts receivable at March 31, 2017 that relate to a period prior to January 1, 2017. As further background, revenues for the fourth quarter of 2016 were $8.4 million, up 112% from revenues for the fourth quarter of 2015 of $4.0 million. As such, the increased accounts receivable related to oil and natural gas sales is consistent with the level of Bold’s oil and natural gas operations.

The production profile of a horizontal well is characterized by strong initial production followed by notable production declines during the first several months until production declines more gradually.  Accordingly, Bold’s accounts receivable related to oil and natural gas sales (revenue accrual) reflects i) the number and productivity of horizontal wells it brought online from its drilling and completion activities in the last several months of 2016 prior to a balance sheet date, and ii) prevailing commodity prices during the month (and two months on natural gas payments for non-operated wells) prior to a balance sheet date.

Bold brought eight gross (5.4 net) horizontal wells online during the last five months of 2016, including two wells with initial production in August 2016 and six wells with initial production in November and December 2016.  Accordingly, Bold’s accounts receivable related to oil and natural gas sales as of December 31, 2016 of $4.4 million included accrued revenues attributable to higher initial production from these eight wells.  In addition, this balance reflects an average WTI front-month crude oil price per Bbl of $52.17, which is approximately 40% higher than the average price in December 2015 and the highest monthly average price of 2016.  Bold’s 2016 revenues of $19.5 million were significantly impacted by not bringing any wells online from June 2015 to August 2016, as well as its completion activity occurring primarily in the fourth quarter of 2016.  As a result, Bold’s accounts receivable related to oil and natural gas sales as of December 31, 2016 of $4.4 million was high compared to its 2016 revenues.

During the three months ended March 31, 2017, Bold brought six gross (5.0 net) horizontal wells online, with three of those being brought online in the second half of March.  Accordingly, Bold’s accounts receivable related to oil and gas sales as of March 31, 2017 of $6.0 million included accrued revenues attributable to higher initial production from these six wells along with significant revenues attributable to the wells brought online during the latter part of 2016.  In addition, this balance reflects an average WTI front-month crude oil price per Bbl of $49.67, which is approximately 33% higher than the average price in December 2015.  During the three months ended March 31, 2017, Bold generated revenues of $17.9 million, or $71.7 million annualized, which reflects it’s more active development program and compares favorably to its accounts receivable balance related to oil and natural gas sales as of March 31, 2017 of $6.0 million. Given the above, the Company does not believe that a typical 30-60-90 day or other aging schedule is meaningful.

Bold’s accounting policy is to record an allowance for doubtful accounts against any accounts receivable if management does not anticipate that the receivable will be collected.  Since its inception, Bold has been paid promptly by all of its purchasers of oil and natural gas on its operated properties.  On its non-operated properties, outside of an occasional delay generally related to accounting for a new well in an initial month, Bold has been paid promptly by its operating partners.

Notes to Consolidated Financial Statements

Note 14-Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-27

Comment 15.

Please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5. This comment applies also to the comparable note in Exhibit 99.3.

Response: The Company has filed an amendment to its Current Report on Form 8-K/A to provide revised Exhibits 99.2 and 99.3, which include a discussion of the changes in the net quantities of total proved reserves, identifies and quantifies each factor that contributed to a significant change in total proved reserves, and with regard to previous estimates, identifies any factors causing the changes thereto.

Comment 16.

We note that you disclose your reserves based on an aggregation of the net quantities of crude oil and natural gas in terms of barrels of oil equivalent (“Boe”). Please expand your disclosure to provide the basis for determining the equivalent amounts (e.g., using a ratio of six Mcf of natural gas to one barrel of oil equivalent). This comment applies also to the comparable note in Exhibit 99.3.

Response: The Company has filed an amendment to its Current Report on Form 8-K/A to provide revised Exhibits 99.2 and 99.3, which provide disclosure of the basis for determining the equivalent amounts of crude oil and natural gas.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact Earthstone’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Regards,

/s/Frank A. Lodzinski

Frank A. Lodzinski

President and Chief Executive Officer